UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 12, 2021

ACAMAR PARTNERS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38818	83-2456129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1450 Brickell Avenue, Suite 2130

Miami, Florida 33131

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (786) 264-6680

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	ACAMU	The Nasdaq Stock Market LLC

Class A common stock, par value $0.0001 per share	ACAM	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	ACAMW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On October 29, 2020, Acamar Partners Acquisition Corp., a Delaware corporation (the “Company” or “Acamar Partners”), filed a registration statement on Form S-4 (File No. 333-249723) (as amended on December 16, 2020 and December 23, 2020, the “Registration Statement”) in connection with the Company’s proposed business combination with CarLotz, Inc., a Delaware corporation (“CarLotz”) pursuant to that certain Agreement and Plan of Merger, dated as of October 21, 2020 (as amended on December 16, 2020, the “merger agreement”, and the transactions contemplated therein, the “merger”), by and among the Company, Acamar Partners Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and CarLotz. On December 30, 2020, the Registration Statement was declared effective by the Securities and Exchange Commission (the “SEC”) and the Company filed a Definitive Proxy Statement/Prospectus relating to the Company’s special meeting in lieu of the 2020 annual meeting of stockholders scheduled to be held on January 20, 2021 (the “Definitive Proxy Statement/Prospectus”) to, among other things, obtain the approvals required for the merger and the other transactions and ancillary agreements contemplated by the merger agreement.

Since the Registration Statement was declared effective, two putative stockholder lawsuits have been filed against the Company, certain of its officers and directors, Merger Sub and CarLotz in the Court of Chancery in the State of Delaware and the Supreme Court of the State of New York, County of New York, respectively, captioned Cody Laidlaw v. Acamar Partners Acquisition Corp. et al., C.A. No. 2021-0016-SG (Del. Ch.) and Marc Waterman v. Acamar Partners Acquisition Corp. et al., Index No. 650148/2021 (N.Y. Sup. Ct., New York Cty.) (the “Legal Actions”). The Legal Actions allege that the members of the board of directors of the Company (the “Board”) breached their fiduciary duties in connection with the merger by omitting material information with respect to the merger from the Definitive Proxy Statement/Prospectus, and that certain other defendants aided and abetted such breaches.

The defendants and the Board deny that they have violated any laws or breached any duties to the Company’s stockholders and believe that the claims asserted in these lawsuits are without merit. The Company believes that the Definitive Proxy Statement/Prospectus contains all material information required to be disclosed and that no supplemental disclosure is required to the Definitive Proxy Statement/Prospectus under any applicable law, rule or regulation. Nevertheless, since the outcome of these lawsuits is uncertain, cannot be predicted with any certainty and may cause delays to the closing of the merger, and to eliminate the burden and expense of litigation, the Company has decided to make the following supplemental disclosures. Nothing in this Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

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This supplemental information should be read in conjunction with the Definitive Proxy Statement/Prospectus which should be read in its entirety. Page references in the below disclosures are to pages in the Definitive Proxy Statement/Prospectus, and defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement/Prospectus. To the extent the following information differs from or conflicts with the information contained in the Definitive Proxy Statement/Prospectus, the information set forth below shall be deemed to supersede the respective information in the Definitive Proxy Statement/Prospectus. The Company denies any alleged violations of law or any legal or equitable duty. Without admitting in any way that the disclosures below are material or otherwise required by law, the Company makes the following supplemental disclosure solely for the purpose of mooting any alleged disclosure issues asserted in the Legal Actions.

The following underlined language supplements the second paragraph of text on page 87 of the Definitive Proxy Statement/Prospectus under the heading “The Merger—Background of the Merger:”

Acamar Partners’ team considered and evaluated over 300 opportunities across a wide variety of consumer and retail verticals (including, among others, travel retail, food and beverage, hospitality, luxury goods, consumer branded products, beauty, etc.), as well as some consumer related adjacent segments and B2B businesses. Acamar Partners entered into non-disclosure agreements and received and reviewed detailed information in relation to 50 potential acquisition targets, sent indicative proposals to more than ten of these targets and had several other discussions about a potential business combination with key stockholders and senior executives of eight of these companies. None of the non-disclosure agreements contained exclusivity provisions that limited Acamar Partners’ consideration of other targets.

The following language supplements the text on page 88 of the Definitive Proxy Statement/Prospectus under the heading “The Merger—Background of the Merger:”

The following summarized financial analyses were prepared by Acamar Partners’ management for purposes of providing information related to the valuation of CarLotz to the Acamar Partners Board and were not intended for public disclosure. The summary provided herein does not constitute an admission or representation by Acamar Partners, CarLotz, or any other person that this information is material. The summary is not provided to influence decisions regarding whether to vote for the merger or any other proposal. The summary should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in the Definitive Proxy Statement/Prospectus. Such analyses, while presented with numerical specificity, reflect numerous assumptions with respect to company performance; industry performance; general business, economic, regulatory, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties and beyond Acamar Partners’ control. Multiple factors, including those described in the Definitive Proxy Statement/Prospectus could cause the analyses or the underlying assumptions to be inaccurate. As a result, there can be no assurance that the values reflected in the analyses will be realized or that actual results will not be significantly higher or lower than projected. Please reference the information provided under the heading “—Certain Financial Projections” below and under the heading “Risk Factors” beginning at page 31 of the Definitive Proxy Statement/Prospectus.

Valuation Benchmarking*

In its valuation benchmarking analysis, Acamar Partners analyzed the relative valuation multiples of the following publicly traded companies: Carvana, Vroom and Shift, which are the public peers that Acamar Partners considered most relevant (but multiples for other e-commerce companies, high growth internet retailers and auto dealers were also considered). Acamar Partners calculated various financial multiples for each company as summarized below:

Company	TEV / 2022E Revenue	TEV / 2022E Gross Profit	TEV / 2022E Revenue / 2020E – 2023E Revenue CAGR	TEV / 2022E Gross profit / 2020E – 2023 E Gross profit CAGR
Carvana	4.06x	25.7x	10.42x	55.2x
Vroom	1.42x	14.2x	2.16x	13.5x
Shift(a)	0.77x	6.2x	0.84x	5.0x
Mean	2.08x	15.4x	4.48x	24.6x
CarLotz	0.88x	6.8x	0.60x	4.1x

*Note: These comparisons are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Market data as of September 22, 2020. CarLotz represents fully-distributed Total Enterprise Value (“TEV”) of $827 million.

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(a) Shift 2019A-2022E financial information per Shift’s September 2020 Investor Presentation. Shift’s 2023E financial information estimated for purposes of this presentation assuming 2022-2023E revenue growth rate of 70.0%, 2023E gross profit margin of 14.0% and 2023E EBITDA margin of 2.5% based on estimated extrapolations to achieve the Long-Term Targets provided in Shift’s September 2020 Investor Presentation. Assumes implied shares of 73.1 million from pro forma capitalization disclosed by Shift in its September 2020 Investor Presentation and share price of $12.67 as of September 22, 2020.

Acamar Partners further analyzed CarLotz’ expected growth and profitability in comparison to the above peer set:**

Company	2020E-2023E Revenue CAGR (%)	2020E – 2023E Gross Profit CAGR (%)	2020E – 2023E Avg. gross margin (%)	2023E Gross profit margin (%)	2023E EBITDA margin (%)	2023E ROIC(b)(%)
Carvana	39.0%	46.5%	15.1%	16.0%	4.3%	12.6%
Vroom	65.5%	104.8%	8.9%	10.8%	0.8%	8.9%
Shift(a)	91.7%	123.7%	11.4%	14.0%	2.5%	6.5%
Mean	65.4%	91.7%	11.8%	13.6%	2.5%	6.7%
CarLotz	146.2%	166.9%	12.5%	14.1%	5.5%	18.8%

**Note: These comparisons are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Metrics that are considered non-GAAP financial measures such as EBITDA margin are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Market data as of September 22, 2020.

(a) Shift 2019A-2022E financial information per from Shift’s September 2020 Investor Presentation. Shift 2023E financial information estimated for purposes of this presentation assuming 2022-2023E revenue growth rate of 70.0%, 2023E gross profit margin of 14.0% and 2023E EBITDA margin of 2.5% based on estimated extrapolations to achieve the Long-Term Targets provided in Shift’s September 2020 Investor Presentation.

(b) Equal to 2023E after-tax EBIT (assuming 25.0% tax rate) divided by aggregate of book value of equity plus book value of minority interest plus book value of debt as of June 30, 2020, plus cumulative capital expenditures from June 30, 2020 – December 31, 2023. CarLotz and Shift financials pro forma for current contemplated respective transactions.

Acamar Partners notes that certain of the information summarized above was included in the investor presentation attached as Exhibit 99.1 to Form 8-K filed with the SEC on October 21, 2020 when the merger agreement was announced, and in updated investor presentations filed subsequently, such as the one filed most recently on January 11, 2021. Such filings are available at the website maintained by the SEC at http://www.sec.gov.

Discounted Cash Flow Analysis

Acamar Partners performed a discounted cash flow analysis based on the Projections. Acamar Partners analyzed the discounted present value of the projected unlevered free cash flows for the calendar years ending December 31, 2021 through 2025. Acamar Partners management calculated the terminal value using a perpetual growth methodology. Acamar Partners used the calendar year ending December 31, 2025 as the final year for the analyses and applied perpetual growth rates, selected in Acamar Partners’ professional judgment and experience, ranging from 5.0% to 9.0%, to the projected unlevered free cash flows to calculate a terminal value. The terminal values and projected unlevered free cash flows were discounted using rates ranging from 14.5% to 18.5%, which reflected the weighted average after-tax cost of capital derived by application of the Capital Asset Pricing Model. Acamar Partners reviewed the ranges of present enterprise value from $791.0 million to $2,306.6 million derived in the discounted cash flow analyses and compared them to the $827 million enterprise value implied by the merger consideration:

Enterprise Value Sensitivity ($ million)

	Terminal Growth
WACC	5.0%	6.0%	7.0%	8.0%	9.0%
14.5%	1,302.1	1,464.6	1,670.4	1,939.6	2,306.6
15.5%	1,136.6	1,264.7	1,423.0	1,623.6	1,885.8
16.5%	1,000.6	1,103.8	1,228.7	1,383.0	1,578.4
17.5%	887.1	971.5	1,072.1	1,193.8	1,344.2
18.5%	791.0	861.1	943.5	1,041.5	1,160.2

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Enterprise Value / Revenue 2022E Sensitivity

Terminal Growth
WACC	5.0%	6.0%	7.0%	8.0%	9.0%
14.5%	1.4x	1.6x	1.8x	2.1x	2.4x
15.5%	1.2x	1.3x	1.5x	1.7x	2.0x
16.5%	1.1x	1.2x	1.3x	1.5x	1.7x
17.5%	0.9x	1.0x	1.1x	1.3x	1.4x
18.5%	0.8x	0.9x	1.0x	1.1x	1.2x

Multiple factors, including those described in the Definitive Proxy Statement/Prospectus, could cause the analyses or the underlying assumptions to be inaccurate. As a result, there can be no assurance that the values reflected in the analyses will be realized or that actual results will not be significantly higher or lower than projected. Please reference the information provided under the heading “—Certain Financial Projections” below and under the heading “Risk Factors” beginning at page 31 of Definitive Proxy Statement/Prospectus.

The following underlined language supplements the fifth paragraph of text on page 89 of the Definitive Proxy Statement/Prospectus under the heading “The Merger—Background of the Merger:”

Later that day, Acamar Partners received a copy of CarLotz’ financial model, a letter of intent draft prepared by Deutsche Bank and access to a virtual data room. Acamar Partners also requested Goldman Sachs & Co. LLC. (“Goldman Sachs”) to start their conflicts check process on CarLotz in order to engage them as its financial and capital markets advisors. During the two-year period ended October 22, 2020, Goldman Sachs has recognized no compensation for financial advisory and underwriting services provided by its investment banking division to Carlotz, TRP or their respective affiliates (including, if applicable, any portfolio companies). Acamar Partners retained Goldman Sachs as its financial and capital markets advisor. In this capacity, representatives of Goldman Sachs provided Acamar Partners with financial advice and assistance, including assisting Acamar Partners in negotiating the financial aspects of the transactions contemplated in connection with the merger. Although Goldman Sachs generally acted as financial advisor to Acamar Partners, Goldman Sachs was not requested to provide, and it did not provide, to Acamar Partners, the holders of any Acamar Partners securities, creditors or other constituencies of Acamar Partners or CarLotz, or any other person (i) any opinion as to the fairness, from a financial point of view or otherwise, of the transactions contemplated by the merger agreement or in connection with the merger, (ii) any valuation of Acamar Partners or CarLotz for the purpose of assessing the fairness of the merger consideration to any person or (iii) any advice as to the underlying decision by Acamar Partners whether to approve the transactions contemplated by the merger agreement or in connection with the merger, or as to any other matter. At various times during the course of Goldman Sachs’ engagement as financial advisor to Acamar Partners, representatives of Goldman Sachs discussed with Acamar Partners management various considerations with respect to the merger, which discussions included certain analyses prepared by representatives of Goldman Sachs. Certain analyses and information contained therein were prepared by Goldman Sachs based on requests from Acamar Partners management, discussions between Acamar Partners management and the representatives of Goldman Sachs regarding what analyses and information would be helpful to Acamar Partners at various points during the course of the transaction, and Goldman Sachs’ professional judgment and experience, but not with a view towards those financial analyses supporting a fairness opinion. Certain analyses and information contained therein were included in materials sent to the Acamar Partners Board on October 17, 2020, described below.

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The following underlined language supplements the fourth full paragraph of text on page 90 of the Definitive Proxy Statement/Prospectus under the heading “The Merger—Background of the Merger:”

On September 11, 2020, based on the materials and information made available to Acamar Partners and its preliminary due diligence performed, and following a series of internal calls (including with Acamar Partners’ board chairman, Mr. Torres) and meetings to discuss valuation and a proposed transaction structure. Acamar Partners presented to CarLotz a non-binding Letter of Intent (the “Acamar Partners LOI”) proposing to combine with CarLotz for a fully-distributed enterprise value between $650 million and $700 million (depending on the mutual agreement of the parties), reflecting an enterprise value entry price for investors of $713 million to $763 million (equivalent to 0.75 to 0.81 times CarLotz’ 2022 estimated revenue of $945 million). The Acamar Partners LOI also provided for (i) a PIPE Investment in the amount of $100 million to supplement Acamar Partners’ cash in trust, (ii) an earn-out on 3.8 million of the Sponsor’s promote shares and 7.5 million of the shares issuable to CarLotz’ existing stockholders in the merger (with 50% of the earn-out shares to be released if the shares of New CarLotz common stock trade above $12.50 for 20 trading days in any 30 consecutive trading days period and the remaining 50% to be released if the shares of New CarLotz common stock trade above $15.00 for 20 trading days in any 30 consecutive trading days period) and (iii) an exclusivity in favor of Acamar Partners through October 5, 2020. The Acamar Partners LOI also proposed that the Sponsor would be entitled to nominate two directors (including one independent director) for New CarLotz so long as it holds 3% of the outstanding shares of the combined company, which was ultimately reflected in the New CarLotz Stockholders Agreement.

The following underlined language supplements the first full paragraph of text on page 96 of the Definitive Proxy Statement/Prospectus under the heading “The Merger—Background of the Merger:”

On October 17, 2020, Acamar Partners held a meeting of its board of directors. This meeting was attended by Messrs. de Sole, Skinner, Wong, Torres and Solorzano (Acamar Partners’ directors) and Messrs. Duarte and Picaza. Prior to the meeting, the directors had been shared a document summarizing the key terms of the transaction, including the PIPE Investment and allocations, a summary of the key terms of the merger agreement, a summary of the due diligence done and key findings, a section identifying potential risk to the business and mitigants, a summary of CarLotz’ financials and some analytics on the business and its performance, and a section containing a peer benchmarking and valuation views.  This section included a valuation benchmarking analysis and discounted cash flow analysis prepared by Acamar Partners, which are described further below, and a comparison of selected companies, prepared by Goldman Sachs for Acamar Partners, which benchmarked certain financial metrics for CarLotz compared with other publicly traded companies, including Carvana, Vroom and Shift and selected other e-commerce companies, high growth internet retailers and auto dealers based on a variety of historical and forward-looking multiples such as sales, gross profit, earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and other financial measures based on current trading multiples.  After discussing the opportunity and addressing various questions from the participants, the Acamar Partners board of directors unanimously resolved to (i) approve entering into the merger agreement and ancillary agreements, (ii) approve the transactions contained in the merger agreement, (iii) approve entering into the Sponsor Letter Agreement, (iv) approve entering into the Stockholder Letter Agreement, (v) approve the issuance of common stock related to the consideration under the merger agreement and (vi) authorize the officers of Acamar Partners to execute all necessary filings.

The following supplemental section is provided in supplement to the above supplemental disclosures and should be read after the section headed “Recommendation of the Acamar Partners Board of Directors and Reasons for the Merger” on page 104 of the Definitive Proxy Statement/Prospectus:

Certain Financial Projections

As a private company, CarLotz does not, as a matter of course, make public projections as to future performance, revenues, earnings or other results of operations, and generally does not create forecasts for extended periods due to, among other things, the speculative nature of modeling and forecasting future performance, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized, or that actual results will not be significantly higher or lower than projected, particularly since such information by its nature becomes less reliable and subject to greater uncertainty with each successive year. However, in connection with CarLotz’ evaluation of potential strategic alternatives and specifically the merger, CarLotz management prepared certain five-year financial forecasts which were provided to Acamar Partners in connection with the process leading to the merger. The financial forecasts provided below are based on figures provided by CarLotz to Acamar Partners as part of the merger due diligence which Acamar Partners used for its discounted cash flow analysis (the “Projections”). Acamar Partners used its own estimates for cost of capital and timing of the discounted cash flows, and calculated the free cash flow figures shown in the Projections disclosed below as EBITDA less capital expenditures (recurring and non-recurring), changes in working capital and estimated cash taxes of 26%:

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$ Million	2020	2021	2022	2023	2024	2025
Revenue	110.2	356.3	944.6	1,644.6	2,422.8	3,266.5
EBITDA	(2.6)	(44.9)	10.1	90.4	191.9	318.0
FCF		(119.6)	(62.6)	32.4	105.4	197.0

Note: These projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Non-GAAP financial measures such as EBITDA and FCF are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation.

The inclusion of the Projections does not constitute an admission or representation by CarLotz, Acamar Partners, or any other person that this information is material. CarLotz made no representation, in the merger agreement or otherwise, concerning the financial information it provided to Acamar Partners or any analyses Acamar Partners or others conducted with respect to such financial information. The summary of the Projections is not provided to influence Acamar Partners’ stockholders’ decisions regarding whether to vote for the merger or any other proposal. The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in the Definitive Proxy Statement/Prospectus.

The Projections and the underlying assumptions upon which they were based are subjective in many respects, and subject to multiple interpretations attributable to the dynamics of CarLotz’ industry and based on actual experience and business developments. The Projections, while presented with numerical specificity, reflect numerous assumptions with respect to CarLotz’ performance; industry performance; general business, economic, regulatory, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties and beyond CarLotz’ control. Multiple factors, including those described in the Definitive Proxy Statement/Prospectus, could cause the Projections or the underlying assumptions to be inaccurate. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. Because the Projections cover multiple years, such information by its nature becomes less reliable and subject to greater uncertainty with each successive year. Modeling and forecasting future performance is a highly speculative endeavor. Since the Projections cover a long period of time, the Projections by their nature are unlikely to anticipate each circumstance that will have an effect on CarLotz. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. Acamar Partners and CarLotz further caution investors not to rely on the Projections, and particularly on the 2024 and 2025 projections, which were not previously included in the investor presentations that the Company has filed with the SEC, described further below. There can be no assurance of the achievement of these results, and the Projections should not be relied on as such.

The Projections do not take into account any circumstances or events occurring after the date on which they were prepared, including the merger or the financial results ultimately obtained in fiscal year 2020. Economic business environments and government regulations can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Projections will be achieved. As a result, the inclusion of the Projections in the Definitive Proxy Statement/Prospectus should not be regarded as an indication that the CarLotz board of directors, CarLotz or its management, Acamar Partners, Merger Sub or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and the Projections should not be relied on as such.

The Projections were not prepared with a view toward public disclosure or toward compliance with the published guidelines of the SEC regarding projections or U.S. GAAP, or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. The Projections were prepared on a reasonable basis and in good faith based on the information available at the time of preparation. However, this information is not fact and should not be relied upon as necessarily indicative of actual future results, and readers are cautioned not to place undue reliance, if any, on the Projections.

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The Projections assume the completion of the merger and assume that new funds from the merger and the PIPE Investment will be available to implement CarLotz’ business plan and to support CarLotz’ growth plan. The Projections also consider the expenses that may be incurred in connection with completing the merger and expenses relating to being a publicly listed company following the merger. The Projections do not take into account the effect on CarLotz of any possible failure of the merger to occur. The Projections do not attempt to predict or suggest future results following the merger. Multiple factors, including those described in the Definitive Proxy Statement/Prospectus, could cause the Projections or the underlying assumptions to be inaccurate. As a result, there can be no assurance that the values reflected in the Projections will be realized or that actual results will not be significantly higher or lower than projected. Please reference the information provided under the heading “—Certain Financial Projections” below and under the heading “Risk Factors” beginning at page 31 of Definitive Proxy Statement/Prospectus.

For the foregoing reasons, and considering that the Acamar Partners Special Meeting will be held several months after the Projections were prepared, as well as the uncertainties inherent in any forecasting information, readers are cautioned not to rely on the Projections set forth below. No one has made or makes any representation to any investor or stockholder regarding the information included in the Projections. Acamar Partners urges its stockholders to review its most recent SEC filings for a description of its and CarLotz’ reported financial results.

In addition, the Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this communication and except as required by applicable securities laws, CarLotz and Acamar Partners do not intend to update or otherwise revise the Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be no longer appropriate. Except as required by applicable securities laws, CarLotz and Acamar Partners do not intend to make publicly available any update or other revision to the Projections even in the event that any or all assumptions are shown to be no longer appropriate.

Acamar Partners notes that an updated version of certain financial projections prepared by CarLotz were included in the investor presentation attached as Exhibit 99.1 to Acamar Partners’ Form 8-K filed with the SEC on October 21, 2020 when the merger agreement was announced, and in updated investor presentations filed subsequently, most recently on January 11, 2021. Such Form 8-K is available at the website maintained by the SEC at http://www.sec.gov.

The following language supplements the information provided under the heading “Legal Proceedings” on page 200 of the Definitive Proxy Statement/Prospectus

As of the date of this prospectus supplement, the Company is aware of two putative stockholder lawsuits that have been filed against the Company, certain of its officers and directors, Merger Sub and CarLotz in the Court of Chancery in the State of Delaware and the Supreme Court of the State of New York, County of New York, respectively, captioned Cody Laidlaw v. Acamar Partners Acquisition Corp. et al., C.A. No. 2021-0016-SG (Del. Ch.) (the “Laidlaw Action”), and Marc Waterman v. Acamar Partners Acquisition Corp. et al., No. 650148/2021 (N.Y. Sup. Ct., New York Cty.) (the “Waterman Action”, and collectively, the “Legal Actions”). The Legal Actions allege that the Acamar Partners Board breached their fiduciary duties in connection with the merger by omitting material information with respect to the merger from the Definitive Proxy Statement/Prospectus, and that certain other defendants aided and abetted such breaches. The plaintiffs in these cases seek various forms of relief, including unspecified monetary damages, legal fees, and injunctive relief enjoining consummation of the merger.

On January 7, 2021, Plaintiff Laidlaw filed motions for preliminary injunction and expedited proceedings in the Delaware Court of Chancery. On January 8, 2021, Plaintiff Waterman informed the Company that he would also file a motion for preliminary injunction in the New York State Supreme Court, New York County.

The defendants and the Acamar Partners Board believe that the claims asserted in these lawsuits are without merit. Acamar Partners believes that the Definitive Proxy Statement/Prospectus contains all material information required to be disclosed. Nevertheless, since the outcome of these lawsuits is uncertain, cannot be predicted with any certainty and may cause delays to the closing of the merger, the Company has decided to make this supplemental disclosure.

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Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement of Acamar Partners, a prospectus of Acamar Partners and a consent solicitation statement of CarLotz. A Definitive Proxy Statement/Prospectus has been sent to the stockholders of Acamar Partners and CarLotz, as of the respective record dates with respect to the required stockholder approvals. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and Definitive Proxy Statement/Prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because these documents contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partners in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 27, 2020, and subsequent Form 8-K filed with the SEC on July 14, 2020, both of which are available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the Definitive Proxy Statement/Prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations, projections or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions and the negatives of those terms.

Forward-looking statements involve substantial risks, known and unknown uncertainties, assumptions and other factors that may cause actual events, results, achievements or performance to differ materially from future results expressed or implied by such forward-looking statements. Certain of these risks are identified and discussed in Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020, Form 10-Q for the quarterly period ended June 30, 2020 and Form 10-Q for the quarterly period ended September 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

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In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners on the expected terms and schedule; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in the Definitive Proxy Statement/Prospectus and Acamar Partners’ most recent reports on Form 10-K, Form 10-Q, and Form 8-K and other documents on file with the SEC. Investors should not place undue reliance on these forward-looking statements.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACAMAR PARTNERS ACQUISITION CORP.

Dated: January 12, 2021	By:	/s/ Luis Ignacio Solorzano Aizpuru
	Name:	Luis Ignacio Solorzano Aizpuru
	Title:	Chief Executive Officer

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